FORM 4
U.S. SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,Section 17(a) of the Public Utility Holding Company Act of 1935 or Section 30(f) of the Investment Company Act of 1940

____ Check this box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b)

1.  Name and Address of Reporting Person

    Rankin, William G.
    425 Corporate Circle
    Golden, CO  80401

2.  Issuer Name and Ticker or Trading Symbol

    UQM Technologies, Inc. (UQM)

3.  IRS or Social Security Number of Reporting Person (Voluntary)

    ###-##-####

4.  Statement for Month/Year

    February, 2002

5.  If Amendment, Date of Original (Month/Year)

    N/A

6.  Relationship of Reporting Person to Issuer

    Officer:  Chairman and President

TABLE I-Non-Derivative Securities Acquired, Disposed Of, or Beneficially Owned

1.  Title of Security (Instr. 3)

         Line 1 - Common Stock
         Line 2 - Common Stock
         Line 3 - Common Stock
         Line 4 - Common Stock
         Line 5 - Common Stock

2.  Transaction Date (Month/Day/Year)

        Line 1 - January 31, 2002
        Line 2 - February 1, 2002
        Line 3 - February 7, 2002
        Line 4 - February 19, 2002
        Line 5 - February 20, 2002

3.  Transaction Code (Instr. 8)

        Line 1 - Code: S
        Line 2 - Code: S
        Line 3 - Code: S
        Line 4 - Code: S
        Line 5 - Code: S

4.  Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 and 5)

        Line 1 - D; Disposed of 200 shares of common stock at $4.80 per share Line 2 - D; Disposed of 1,600 shares of common stock at $4.60 per share Line 3 - D; Disposed of 13,200 shares of common stock at $4.20 per share Line 4 - D; Disposed of 11,600 shares of common stock at $4.20 per share Line 5 - D; Disposed of 3,400 shares of common stock at $4.20 per share

5.  Amount of Securities Beneficially Owned at End of Month (Instr. 3 and 4)

    94,000 Shares.

6.  Ownership Form:  Direct (D) or Indirect (I) (Instr. 4)

    All Holdings are Direct

7.  Nature of Indirect Beneficial Ownership (Instr. 4)

        N/A

TABLE II-Derivative Securities Acquired, Disposed Of, or Beneficially Owned
         (e.g., Puts, Calls, Warrants, Options, Convertible Securities)

1.  Title of Derivative Security (Instr. 3)

    Line 1 - Call Option
    Line 2 - Call Option
    Line 3 - Call Option

2.  Conversion or Exercise Price of Derivative Security

    Line 1 - $4.15 per share
    Line 2 - $4.15 per share
    Line 3 - $4.15 per share

3.  Transaction Date (Month/Day/Year)

    Line 1 - February 8, 2002
    Line 2 - February 8, 2002
    Line 3 - February 8, 2002

4.  Transaction Code (Instr. 8)

    Line 1 - Code: A; V: Voluntary
    Line 2 - Code: A; V: Voluntary
    Line 3 - Code: A; V: Voluntary

5. Number of Derivative Securities Acquired (A) or Disposed of(D) (Instr. 3, 4 and 5)

    Line 1 - A: 1
    Line 2 - A: 1
    Line 3 - A: 1

6.  Date Exercisable and Expiration Date (Month/Day/Year)

    Line 1 - Date exercisable: February 8, 2003; Expiration Date: February 7,
                               2012
    Line 2 - Date exercisable: February 8, 2004; Expiration Date: February 7,
                               2012
    Line 3 - Date exercisable: February 8, 2005; Expiration Date: February 7,
                               2012

7.  Title and Amount of Underlying Securities (Instr. 3 and 4)

    Line 1 - Title: common stock; Number of shares: 33,333
    Line 2 - Title: common stock; Number of shares: 33,333
    Line 3 - Title: common stock; Number of shares: 33,334

8.  Price of Derivative Security (Instr. 5)

    Line 1 - N/A
    Line 2 - N/A
    Line 3 - N/A

9.  Number of Derivative Securities Beneficially Owned at End of Month (Instr.4)

    Call Options on 879,995 Shares

10. Ownership Form of Derivative Security: Direct (D) or Indirect (I) (Instr. 4)

    879,995 Shares Direct

11. Nature of Indirect Beneficial Ownership (Instr. 4)

    N/A

Explanation of Responses: N/A
**Intentional misstatements or omissions of facts constitute Federal Criminal Violations. See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a)


/s/William G. Rankin                             March 8, 2002
**Signature of Reporting Person                         Date